Securian Financial Group, Inc.

400 Robert Street North

St. Paul, MN 55101-2098

www.securian.com

651.665.3500

Securian Letterhead

August 4, 2011

Ms. Alison White

Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Variable Annuity Account Sent via email: whitea@sec.gov
Minnesota Life Insurance Company
Registration Statement on Form N-4

	File Nos.	333-91784 (811-4294) MOA Advisor (“Advisor);
333-140230 (811-4294) MOA Extra (“Extra”);
333-111067 (811-4294) Waddell & Reed Annuity (“Waddell & Reed”)

Dear Ms. White:

This letter responds to the Securities and Exchange Commission (“SEC”) Staff comments received by Minnesota Life Insurance Company (the “Company”) in a voice-mail received on August 1, 2011. Each of the SEC Staff’s comments is set forth below, followed by the Company’s response. The responses apply to all of the registration statements referenced above, except as otherwise indicated.

In addition, the Company has also provided a marked copy of each of the registration statements. The revisions will be incorporated into the above-referenced registration statements via post-effective amendment once the Company receives Staff approval to do so.

1.	Your response to Comment #3, I’d like you to put that in the prospectus.

Response:

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.

In response to the Staff’s comment, the underlined text below is added to the second sentence in the Benefit Base Enhancement section of both the Ovation-Single and Ovation-Joint descriptions, so the second sentence in such section of both Ovation-Single and Ovation-Joint is as follows:

If the resulting amount is greater than the current benefit base, following any applicable benefit base reset, it will become the new benefit base.

In addition, the underlined text below is added to, and the strikethrough text below is deleted from, the first paragraph in the 200% Benefit Base Guarantee section of both the Ovation-Single and Ovation-Joint descriptions, so the first paragraph in such section of Ovation-Single is as follows (with the same revisions made in the same location for Ovation-Joint):

On the later of the 10th contract anniversary following the rider effective date, or the contract anniversary on or following the 70th birthday of the oldest owner (or the oldest annuitant in the case of a non-natural owner), if no withdrawals have been taken from the contract, the ~~benefit base will be at least~~ 200% benefit base guarantee is equal to the sum of (a), (b), and (c), where:

(a)	is 200% of the initial benefit base,

(b)	is 200% of all subsequent purchase payments made in the one year following the rider effective date, and

(c)	is 100% of all subsequent purchase payments made after the first contract anniversary following the rider effective date.

In addition, the underlined text below is added to, and the strikethrough text below is deleted from, the first sentence of the second paragraph in the 200% Benefit Base Guarantee section of both the Ovation-Single and Ovation-Joint descriptions, so the first sentence of the second paragraph in such section of both Ovation-Single and Ovation-Joint is as follows:

If the ~~result~~ 200% benefit base guarantee is greater than the current benefit base, following any applicable benefit base reset or benefit base enhancement, it will become the new benefit base.

In addition, the underlined text below is added to the second paragraph in the Calculating the GAI section of both the Ovation-Single and Ovation-Joint descriptions, so the second paragraph of such section of Ovation-Single is as follows (with the same text added in the same location for Ovation-Joint):

On each reset date the GAI will be reset to the greater of (a) or (b) where:

(a)	is the GAI immediately prior to the reset date, and

(b)	is equal to (1) multiplied by (2) where:

(1)	is the benefit base on the reset date, after all applicable benefit base adjustments described above, and

(2)	is the annual income percentage based on the age of the oldest owner (or annuitant in the case of a non-natural owner) as of the reset date.

2.	Your response to Comment #6 is not acceptable. The expense examples must show the maximum fees for all years. You cannot apply the Form N-1A logic to the N-4. The instruction says you have to use the maximum fee.

Response:

In response to the Staff’s comments, the contract owner expense table has been updated in each supplement to reflect the maximum fee for each of the years. The B Class portion of the contract owner expense table in the Advisor supplement is replaced with the following:

	If you surrendered your contract at the end of the applicable time period				If you annuitize at the end of the available time period or you do not surrender your contract
B Class
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Maximum Fund Expenses
Base + HAV + Ovation - Joint	$1,283	$2,385	$3,537	$6,409	$583	$1,785	$3,037	$6,409

Minimum Fund Expenses
Base + HAV + Ovation - Joint	$1,138	$1,957	$2,845	$5,161	$438	$1,357	$2,345	$5,161

The contract owner expense table in the Extra supplement is replaced with the following:

	If you surrendered your contract at the end of the applicable time period				If you annuitize at the end of the available time period or you do not surrender your contract
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Maximum Fund Expenses
Base + HAV + Ovation - Joint	$1,295	$2,553	$3,908	$6,835	$645	$1,963	$3,318	$6,835

Minimum Fund Expenses
Base + HAV + Ovation - Joint	$1,150	$2,133	$3,239	$5,668	$500	$1,543	$2,649	$5,668

The contract owner expense table in the Waddell & Reed supplement is replaced with the following:

	If you surrendered your contract at the end of the applicable time period				If you annuitize at the end of the available time period or you do not surrender your contract
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Maximum Fund Expenses
Base + HAV + Ovation - Joint	$1,344	$2,371	$3,456	$6,094	$544	$1,671	$2,856	$6,094

Minimum Fund Expenses
Base + HAV + Ovation - Joint	$1,244	$2,074	$2,974	$5,215	$444	$1,374	$2,374	$5,215

In addition, the following replaces the paragraph immediately following the contract owner expense table in each of the supplements:

Note: In the above example, the charge for Ovation-Joint is based on the maximum annual fee rate of 2.50% for each of the years. If your rider charge is not at the maximum annual fee rate, then your expenses would be less than those shown above.

Please direct additional questions or comments to the undersigned at (651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner

Associate Counsel